EXHIBIT 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross agrees in principle to sell Diavik interest

Toronto, Ontario, July 23, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has reached an agreement in principle with Harry Winston Diamond Corporation (TSX: HW; NYSE-HWD) (“Harry Winston”), pursuant to which Kinross will sell its 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond Mines joint venture to Harry Winston for US$220 million, comprised of US$50 million cash, approximately 7.1 million Harry Winston common shares with a value of approximately US$100 million, and a note payable in the amount of US$70 million. The completion of the transaction is subject to execution of definitive binding documentation, as well as the approval of the boards of both Harry Winston and Kinross, the receipt of all required third party consents, the receipt of required regulatory approvals (including the approval of the Toronto Stock Exchange) and other customary conditions of closing.

Kinross previously announced an agreement to sell to third parties its current approximate 19.9% equity interest in Harry Winston, which Kinross acquired in March 2009.  As a result of the sale of such equity interest, Kinross’ rights to nominate a member of the Harry Winston board and to maintain its proportionate equity interest in Harry Winston have been terminated.

Other than the shares issuable as a result of the completion of the transactions contemplated by the agreement in principle, Kinross will hold no equity securities of Harry Winston following the sale, and has no current intention to acquire any further securities of Harry Winston.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

www.kinross.com